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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                  SCHEDULE TO
                                 (RULE 14d-100)
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                             TENDER OFFER STATEMENT
                   UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                       LORAL SPACE & COMMUNICATIONS LTD.
                           (NAME OF SUBJECT COMPANY)

                       LORAL SPACE & COMMUNICATIONS LTD.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (TITLE OF CLASS(ES) OF SECURITIES)

                                   G56462107
                   (CUSIP NUMBER OF CLASS(ES) OF SECURITIES)

                                    AVI KATZ
                       LORAL SPACE & COMMUNICATIONS LTD.
                         C/O LORAL SPACECOM CORPORATION
                                600 THIRD AVENUE
                               NEW YORK, NY 10016
                                 (212) 697-1105
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
 RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                                   COPIES TO:

                                 BRUCE R. KRAUS
                            WILLKIE FARR & GALLAGHER
                               787 SEVENTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 728-8000
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                           CALCULATION OF FILING FEE

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                TRANSACTION VALUATION:                                    AMOUNT OF FILING FEE:
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
                    $238,797,443(1)                                              $47,760
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

(1) Estimated for the purposes of calculating the amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, based upon (a) 13,497,863 shares of 6% Series C Convertible Redeemable Preferred Stock outstanding as of December 31, 2000, (b) the original exchange ratio of 4.1 shares of Common Stock, par value $.01 each, of Loral Space and Communications Ltd. for each share of 6% Series C Convertible Redeemable Preferred Stock pursuant to the Exchange Offer, and
    (c) the market value per share of Common Stock, as established by the average of the high and low prices reported as of February 21, 2001, on the New York Stock Exchange. The Transaction Valuation, calculated based on the new exchange ratio of 5.5 shares of Common Stock and the average of the high and low prices of the Common Stock reported as of March 21, 2001, would be $211,579,002. Therefore, no additional filing fee is required.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       AMOUNT PREVIOUSLY PAID: $47,760         FILING PARTY: LORAL SPACE & COMMUNICATIONS
    FORM OR REGISTRATION NO.: SCHEDULE TO                         LTD.
                                                      DATE FILED: FEBRUARY 22, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third-party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule TO filed with the Securities and Exchange Commission on February 22, 2001, as amended by Amendment No. 1 thereto filed on March 16, 2001 (the "Schedule TO"), relating to our exchange offer (the "Exchange Offer") for all of the shares of our outstanding 6% Series C Convertible Redeemable Preferred Stock due 2006 ("Preferred Stock") for shares of the Company's Common Stock, par value $.01 per share ("Common Stock"). The Exchange Offer shall subject to the terms and conditions described in the Offer to Exchange dated February 22, 2001, as amended by Supplement No. 1 there to dated March 22, 2001, and the related Letter of Transmittal.

ITEM 4:  TERMS OF THE TRANSACTION

     The Offer to Exchange is amended as set forth in Supplement No. 1 to the Offer to Exchange, a copy of which is filed as exhibit (a)(1)(A)(i) under item 12.

ITEM 12.  EXHIBITS.

Item 12 is hereby amended and supplemented as follows:

Exhibit (a)(1)(A) Offer to Exchange, dated February 22, 2001, relating to the Exchange Offer. (previously filed)

Exhibit (a)(1)(A)(i) Supplement No. 1 to Offer to the Exchange, dated March 22, 2001, relating to the Exchange Offer. (filed herewith)

Exhibit (a)(1)(B) Form of Letter of Transmittal, dated February 22, 2001, relating to the Exchange Offer. (previously filed)

Exhibit (a)(1)(C) Form of Notice of Guaranteed Delivery. (previously filed)

Exhibit (a)(1)(D) Form of Letter to Brokers. (previously filed)

Exhibit (a)(1)(E) Form of Letter to Clients. (previously filed)

Exhibit (a)(1)(F) Text of Press Release issued by Loral Space & Communication Ltd., dated February 22, 2001. (previously filed)

Exhibit (a)(1)(G) Text of Press Release issued by Loral Space & Communication Ltd., dated March 22, 2001. (filed herewith)

Exhibit (h)(1) Opinion of Willkie Farr & Gallagher as to the material United States federal income tax consequences of the Exchange Offer. (previously filed)

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          LORAL SPACE & COMMUNICATIONS LTD.

                                          By: /s/ AVI KATZ
                                            ------------------------------------
                                            Name: Avi Katz
                                            Title:  Vice President, General
                                                    Counsel
                                                and Secretary

Dated: March 22, 2001

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